

March 10, 2014

Via E-mail
E. Keith Mitchell
Chief Operating Officer
Enable Midstream Partners, LP
1111 Louisiana Street
Houston, Texas 77002

> **Re: Enable Midstream Partners, LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 24, 2014**
> **File No. 333-192542**

Dear Mr. Mitchell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical and Pro Forma Financial and Operating Data, page 19

1. We note your use of the line item name "Basic and diluted earnings per limited partner unit" within summary historical and pro forma financial and operating data on page 21, selected historical and pro forma financial and operating data on page 98, and the combined and consolidated statements of income on page F-16. We also note the reference to Note 1 on the "Limited partners' interest in net income attributable to Enable Midstream Partners, LP" line item on page F-16. Please revise throughout to ensure prominent disclosure is made, either through a footnote or another method you believe best highlights the difference, to convey to a reader that the amounts presented within the limited partners' interest in net income attributable to the controlling interest and earnings per unit line items relate to a portion of as opposed to all of the fiscal year ended December 31, 2013.

2. It is our understanding that the "Basic and diluted earnings per limited partner unit" line item will present historical and pro forma earnings per common limited partner unit once fully populated within summary historical and pro forma financial and operating data on page 21, selected historical and pro forma financial and operating data on page 98, and the pro forma statements of income on pages F-4 and F-11. Please tell us why you believe the current name of the line item is preferable to one that specifically refers to common limited partner units given your outstanding limited equity interests will consist of both subordinated and common limited partner unit classes.

Cash Distribution Policy and Restrictions on Distributions, page 65

3. Please tell us whether the specific calculation of "distributable cash flow" is defined in your partnership agreements and respond to the following comments:

   - If so, please provide us with the applicable sections of the documents that clearly define this term or point us to the specific sections of your exhibits that we should review, and revise disclosures such as the last paragraph on page 68 which may imply that while operating surplus is a defined term in your partnership agreements, distributable cash flow is not.

   - If the calculation of distributable cash flow is not defined in detail within your partnership agreements, please explain to us how you determined the appropriate calculation of this measure for purposes of the information presented in this filing, including explaining in detail how the calculation presented compares to operating surplus. In this circumstance, showing us a hypothetical example of the calculation of operating surplus and related calculation of distributable cash flow may help us to better understand this matter.

4. We note that a significant component of your distributable cash flow calculation is maintenance capital expenditures, which reduce the cash flow available for distribution to your unitholders. Since we understand that the definition of this term may vary within the industry, please tell us your definition of maintenance capital expenditures. Specifically, please clarify what you are maintaining: a specific level of net assets, throughput, capacity, profitability, etc. Since we understand that the definition of this term may vary, please also tell us how you considered clarifying this matter to your investors.

5. You present unaudited pro forma distributable cash flow for the year ended December 31, 2013 and estimated distributable cash flow for the twelve months ending March 31, 2015. Please tell us whether you believe anything has occurred or will occur during the period of January 1, 2014 through March 31, 2014 that would differ materially from what is presented in this section of the registration statement. If so, please revise your disclosure to clarify this for your investors.

Enable Midstream Partners, LP

Unaudited Pro Forma Condensed Combined Statement of Income, page F-4

6. You disclose on page 9 that in connection with the offering you plan to convert a certain number of common units into subordinated units. We note the number of units as well as pro forma earnings per unit have yet to be populated in the registration statement. We further note your disclosure on pages F-8 and F-14 that for the purposes of calculating earnings per common unit, you have assumed pro forma cash distributions are equal to the pro forma net income attributable to the partnership. As you will have multiple classes of equity interests that may participate in partnership distributions, please tell us how you also considered subordinated units as well as incentive distribution rights in calculating pro forma earnings per common unit under the two-class method. Refer to ASC 260-10-45-59A through 70 and 260-10-45-71 through 73.

Financial Statements for the Year Ended December 31, 2013, page F-15

Notes to the Combined and Consolidated Financial Statements, page F-21

(1) Summary of Significant Accounting Policies, page F-21

Earnings per Limited Partner Unit, page F-23

7. You disclose you assumed that cash distributions were equal to the limited partners' interest in net income attributable to Enable Midstream Partners, L.P. Please explain how you considered incentive distribution rights in calculating earnings per common unit, and whether you believe this assumption complies with the two-class method of calculating earnings per unit. Please cite relevant U.S. GAAP in your response.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

Mara L. Ransom
Assistant Director